November 20, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES INVESTMENT CANADA APPROVAL OF TAQA ACQUISITION AND DECLARES DISTRIBUTION

CALGARY:  PrimeWest Energy Trust (“PrimeWest”) (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C; NYSE: PWI) has been informed by Abu Dhabi National Energy Company PJSC (“TAQA”), that the Minister of Industry has notified TAQA that he is satisfied that the proposed acquisition of PrimeWest by 1350849 Alberta Ltd. (“Purchaser”) and TAQA North Ltd. on the terms and conditions set forth in an arrangement agreement dated September 24, 2007 (the “Arrangement”) is likely to be of net benefit to Canada, as required by the Investment Canada Act.

The Information Circular which was mailed to PrimeWest securityholders (“Securityholders”) in late October 2007 contains a detailed description of the Arrangement and is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml), as well as on the PrimeWest website at www.primewestenergy.com.  The Special Meeting of Securityholders to vote on the Arrangement will be held tomorrow, Wednesday, November 21, 2007 at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta at 3:00 p.m. Mountain Standard Time.

The Arrangement is subject to a number of conditions including, but not limited to, court approval and other conditions that are typical of transactions of this nature.  In particular, the approval of at least 66 2/3% of the Securityholders, voting together as a single class, represented in person or by proxy at the Special Meeting of Securityholders is required.  All Securityholders are encouraged to vote in person or by proxy at the Special Meeting. Further details on the expected timing of completion of the transaction will be provided in a further news release when this information is available.

In accordance with the terms of the Arrangement, and the determination of the Board of Directors, PrimeWest today announces a distribution of $0.25 per Trust Unit payable December 14, 2007 to unitholders of record on December 5, 2007.  The ex-distribution date will be December 3, 2007.  PrimeWest exchangeable shareholders will see the normal increase in the exchange ratio in lieu of the cash distribution, effective as of the distribution payment date.  However, if the transaction is completed on or before the record date of December 5, 2007, Purchaser will have acquired all of the units and therefore no further distribution will be paid to existing unitholders. As previously announced, the premium distribution, distribution reinvestment, and optional trust unit purchase plans were suspended effective with distributions paid after October 15, 2007.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest trade on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. trade on the TSX under the symbol “PWX”.  Series I Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A”, Series II Convertible Debentures trade under the symbol “PWI.DB.B” and Series III Convertible Debentures trade under the symbol “PWI.DB.C”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven

Manager, Investor Relations

403-699-7367

Debbie Carver

Investor Relations Advisor

403-699-7464

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com

Suite 5100, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825